FIDELITY PRIME FINANCING LLC
(SEC I.D. No. 8-70261)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Prime Financing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Prime Financing LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2021

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue New York, NY 10017
T: 646-471-3000, F: 813-286-6000, www.pwc.com

FIDELITY PRIME FINANCING LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
(Dollars in thousands)

ASSETS

Securities owned - at fair value	$	50,288
Securities borrowed from affiliate		1,962,947
Accrued interest receivable		2,504
Other assets		11
Total Assets	$	2,015,750

LIABILITIES

Securities loaned	$	1,962,947
Accrued interest payable and other liabilities		3
Payable to Ultimate Parent, net		218
Payable to affiliate, net		726
Total Liabilities		1,963,894

MEMBER'S EQUITY

Member's equity		51,856
Total Liabilities and Member's Equity	$	2,015,750

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Prime Financing LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The principal business of the Company is to facilitate arranged financing transactions between National Financial Services LLC ("NFS"), an affiliated broker-dealer, and certain customers (see Note 8). On February 22, 2021, the Company received permission from the SEC's Division of Trading and Markets which allows the Company to file an exemption report for the year ended December 31, 2020 based on the Company meeting certain conditions. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Accrued Interest Receivable and Payable

Accrued interest receivable consists of amounts due from the arranged financing customers related to securities lending transactions. The Company monitors this receivable for credit losses through a combination of review of historical losses and an aging of receivable balances and adjusts the receivable to its net realizable value. As these fees are due from arranged financing customers and are typically collected in accordance with contractual terms, credit loss exposure is limited.

Accrued interest payable consists of amounts due to the arranged financing customers related to securities lending transactions.

Other Assets

Other assets consists of prepaid registration fees.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR.

Recent Accounting Pronouncements

Recently Issued and Adopted

Credit Losses Related to Financial Instruments
On January 1, 2020, the company adopted a new credit loss standard issued by the Financial Accounting Standards Board ("FASB"). The guidance replaced the current incurred loss impairment model for financial instruments with a methodology that reflects expected credit losses. The new guidance requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company established a new process to implement these changes and the adoption did not have a material impact on the statement of financial condition.

Fair Value Disclosures
In August 2018, the FASB issued new guidance that eliminates, modifies, and adds certain disclosure requirements related to fair value measurements. The Company applied the guidance as of January 1, 2020. The adoption did not have a material impact on the statement of financial condition.

Cloud Computing Arrangements
In August 2018, the FASB issued new guidance to align the requirements for capitalizing implementation costs incurred in cloud computing arrangements with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The Company applied the guidance as of January 1, 2020. The adoption did not have a material impact on the statement of financial condition.

Income Taxes
In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation and simplifies other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The new guidance clarifies, among other things, that single-member limited liability companies and similar disregarded entities that are not subject to income tax are not required to recognize an allocation of consolidated income tax expense in their separate financial statements. The Company early adopted the guidance as of January 1, 2020 by reversing the deferred tax liability and recognizing a cumulative effect adjustment to member's equity of $1.

3. Securities Owned:

Securities owned – at fair value in the statement of financial condition at December 31, 2020 consist of $50,288 held in a money market fund managed by an affiliate.

(Dollars in thousands)

4. Collateralized Securities Transactions:

In order to facilitate transactions between NFS and certain customers, the Company enters into both cash and non-cash securities lending transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. These transactions are recorded in the statement of financial condition at the amount of cash advanced to the counterparty. For non-cash securities lending transactions, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender, the transactions are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. At December 31, 2020, the Company did not have any outstanding non-cash loan versus pledged securities transactions. When the Company initiates such transactions as borrower, the transactions are not recorded in the statement of financial condition. The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate. At December 31, 2020, the Company did not have any outstanding non-cash borrow versus pledge securities transactions.

An allowance for credit losses is recognized and estimated only on the unsecured portion of these accounts. There was no allowance for credit losses recorded for these accounts as of December 31, 2020.

The following table presents gross amounts of the securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition.

	December 31, 2020	
	Assets	Liabilities
	Securities borrowed from affiliate	Securities loaned
Amounts included in the statement of financial condition		
Gross carrying value	$ 1,962,947	$ 1,962,947
Amounts that have not been offset in the statement of financial condition		
Collateral	(1,958,051)	(1,958,051)
Total	$ 4,896	$ 4,896

5. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company is named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

6. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.
- The Company did not have any Level 1 financial liabilities at December 31, 2020.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2020.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2020.

Valuation Process and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

(Dollars in thousands)

6. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2020.

	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 50,288	$ -	$ -	$ 50,288
Total	$ 50,288	$ -	$ -	$ 50,288

During the year ended December 31, 2020, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed from affiliate, securities loaned, accrued interest receivable and payable, payable to affiliate, and payable to Ultimate Parent which are classified as Level 2 within the fair value hierarchy.

7. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, the Company had net capital of $50,839 which exceeded its minimum requirement by $50,589.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1943 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. The Company has no possession or control obligations under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) pursuant to Footnote 78 of SEA Release No. 70073 as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

8. Transactions with Affiliated Companies:

The Company is party to an agreement with FMR, whereby FMR provides services, including legal, administrative, and other services for which the Company is charged. Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities, which will ultimately be settled by FMR on behalf of the Company. In accordance with the agreement, amounts owed to FMR and affiliated companies for intercompany transactions at December 31, 2020 are shown net within the payable to Ultimate Parent on the statement of financial condition. The Company cash settles the payable to FMR periodically. The payable to FMR was $218 at December 31, 2020 and is included in the net payable to Ultimate Parent in the statement of financial condition.

(Dollars in thousands)

8. Transactions with Affiliated Companies, continued:

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The payable to NFS was $726 at December 31, 2020 and is included in the payable to affiliate, net in the statement of financial condition.

The Company enters into both securities borrowed and non-cash borrow versus pledge securities transactions with NFS. At December 31, 2020, the Company had securities borrowed from NFS of $1,962,947, which is included in securities borrowed from affiliate in the statement of financial condition. The Company did not have any outstanding non-cash borrow versus pledge with NFS at December 31, 2020.

9. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatiles trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

10. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and through February 25, 2021 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2020.